GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

April 26, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Four

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated April 20, 2011.

General

1.

We have added the requested disclosure. The Company has had revenue for 13 consecutive years. The term “nominal” is undefined so we disclosed ranges.

Business

2.

We have added the requested disclosure in Business and have added a new Risk Factor #5.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.